Exhibit 4.55

Summary of the First Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering a rural partnership with and Irineu Parcianello and Haidê Parcianello, as the owners of the land.

Purpose:  Amend the Rural Partnership Agreement, entered into on December 26, 2019, in connection with the possession and exploitation of 5,383 arable hectares of Fazenda Serra Grande, in order to (i) add 90 arable hectares to the object of the rural partnership; (ii) revise earnings sharing proportion of Irineu Parcianello and Haidê Parcianello; (iii) revise the schedule of asset improvements; (iv) confirm the discharge for services provided by Irineu Parcianello and Haidê Parcianello; (v) revise pricing of agricultural inputs for BrasilAgro – Companhia Brasileira de Propriedades Agrícolas; (vi) revise certain obligations of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas to apply limestone in the exploitation area; and (vii) add the possibility of unilateral termination by BrasilAgro – Companhia Brasileira de Propriedades Agrícolas.